Exhibit 99.4

NICE Introduces Compliance Center – A Dedicated Solution for
Compliance Assurance and Management

The NICE Compliance Center brings together real-time alerts, omnichannel analytics, and actionable insights under a centralized management, empowering contact centers to reduce the risk of regulatory breaches

Hoboken, N.J., August 21, 2017 – NICE (Nasdaq:NICE) today announced the introduction of NICE Compliance Center, a unique compliance recording solution for the contact center industry. Combining NICE’s leading recording platform with analytics capabilities and end-to-end media encryption, Compliance Center is a holistic solution that reduces the risk of regulatory breaches while centralizing all compliance management activities, for optimal efficiency and rapid adaptation to changing regulations.

In the current regulatory environment, and with new legislation anticipated, such as PCI DSS 3.2, MiFID II and GDPR, organizations must be able to capture, retain, identify and retrieve every customer interaction from any channel according to specific regulatory guidelines. Leveraging the benefits of NICE Engage, the omnichannel recording platform which offers real-time capabilities, advanced scalability, and end-to-end media encryption, Compliance Center ensures that the proper regulatory procedures are in place by applying specific compliance performance indicators and interaction analytics. The solution also includes dedicated dashboards, leveraging insights from the recorded data and metadata.

With flexible recording and archiving rules to tag and retrieve interactions, the solution allows companies to promptly comply with stringent regulations requiring the immediate provision of evidence for audits. Moreover, when suspicious behavior is detected anywhere along the audit trail, during or after an interaction, NICE Compliance center enables users to perform investigation and take immediate corrective action directly from the user dashboard. By doing so, the solution empowers users across the contact center and substantially reduces breaches.

Miki Migdal, president of the NICE Enterprise Product Group:
“Compliance is one of the top priorities for NICE, as it is an increasingly critical issue across all industries. The NICE Compliance Center empowers organizations to meet regulatory demands, while providing the agility needed to quickly adapt to legislative changes. It combines all of our advanced compliance and security capabilities with our innovative analytics and robust recording platform, enabling contact centers to take the correct actions, when and how they need to.”

Omer Minkara, Industry Analyst for the Aberdeen Group:
“The impact of omnichannel communications is felt far beyond traditional customer interaction processes. This also affects how companies, including contact centers across the world, ensure compliance with regulatory requirements. The capabilities of NICE Compliance Center makes it easy for users within the enterprise to ensure omni-channel compliance by monitoring issues and addressing them in a timely fashion. Enabling users, such as IT staff, agents and compliance professionals, to manage these processes end-to-end helps increase user productivity and shorten response times in addressing compliance risks in the contact center and in the back office.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.